UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
SEC File Number 000-16011
CUSIP Number: 916911100
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant: UST Liquidating Corporation
Former Name if Applicable: _USTMAN_Technologies, Inc.
Address of Principal Executive Office (Street and Number): 201 Post Street, Suite 100
City, State and Zip Code: San Francisco, California 94108

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)
The Registrant’s Annual Report on Form 10-KSB cannot be filed within the prescribed time because the compilation, dissemination and review of the information required to be included in the report have imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without unreasonable effort or expense. Accordingly, the Registrant’s Form 10-KSB could not be filed within the prescribed time and the Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Marc A. Weisman	212	601-9144

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UST LIQUIDATING CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2008	By:	/s/ Marc A. Weisman
		Name:	Marc A. Weisman
		Title:	Co-Chairman of Board of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

ATTACHMENT TO FORM 12b-25
UNANIMOUS WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
OF
UST LIQUIDATING CORPORATION
     The undersigned, being all of the members of the Board of Directors (the “Board”) of UST Liquidating Corporation, a corporation organized under the laws of the State of California (the “Company”), hereby take the following actions and adopt the following resolutions by unanimous written consent, dated as of September 29, 2008:
     WHEREAS, the Company wishes to file a Form 12b-25 with the Securities and Exchange Commission in order to extend the deadline for filing its Annual Report on Form 10-KSB; and
     WHEREAS, the Company desires that the Company’s Co-Chairman of the Board, Marc A. Weisman (the “Authorized Representative”) execute and cause to be filed the Form 12b-25 on its behalf.
     NOW THEREFORE, IT IS RESOLVED that the execution and filing by the Company of the Form 12b-25 are hereby authorized and approved, and that the Authorized Representative hereby is authorized and directed to execute and cause to be filed the Form 12b-25, with such changes as the Authorized Representative executing the same shall approve, his execution and delivery thereof to be conclusive evidence of such approval; and further
     RESOLVED, that the Authorized Representative shall be, and he hereby is, completely and fully authorized and directed to: (i) act on behalf of the Company in connection with the filing of the Form 12b-25 and (ii) do and perform all other acts, matters and things whatsoever as he, in his sole and absolute discretion, may deem proper, wise, necessary or appropriate in connection with the filing of the Form 12b-25 and these resolutions; and further
     RESOLVED, that to the extent that any act, action, filing, undertaking, execution or delivery authorized or contemplated by these resolutions has been previously accomplished, the same is hereby ratified, confirmed, accepted, approved and adopted by the Board as if such actions had been presented to the Board for its approval prior to such actions being taken; and further
     RESOLVED, that this written consent may be executed by the members of the Board in counterparts, each of which will be deemed to be an original copy of this written consent and all of which, when taken together, will be deemed to constitute one and the same written consent; and further

     RESOLVED, that the signatures of each member of the Board that is transmitted by facsimile or electronic mail shall be deemed to be the original signature of such member for all purposes.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, each of the undersigned has executed this written consent as of the date first set forth above, thereby agreeing that the above resolutions shall be of the same force and effect as if regularly adopted at a meeting of the Board held upon due notice.

/s/ Marc A. Weisman Name: Marc A. Weisman
Title: Director

/s/ Barry S. Rosentein Name: Barry S. Rosenstein
Title: Director